EXHIBIT 99.1
15 March 2021

National Grid plc ('National Grid' or 'the Company')
National Grid to seek shareholder approval for climate transition action plan

The National Grid Board today announces its intention to put its climate transition plan before shareholders and seek a non-binding advisory vote on the Company's climate change-related ‘net zero’ commitment1 and associated target2, and its action plan to achieve its interim 2030 net zero target.

The action plan will set out the Company’s commitment to becoming a net zero business in its Scope 1 and 2 greenhouse gas emissions by 2050 or sooner, its Scope 3 reduction target (in a manner consistent with the Task Force on Climate-related Financial Disclosures (TCFD)) and to transition our business to align with the goals of the Paris Agreement.

As a Principal Partner to the UK Government for COP 26 National Grid is fully committed to its role in tackling climate change, and as a responsible company, for our people and the communities that we serve. We embrace the opportunity to play our role in helping achieve these challenging goals building on the launch of our Responsible Business Charter published in October 2020 and our recent ESG virtual event on the Future of Gas.

The Company’s environmental targets include:
•Achieving net zero by 2050. We will reduce Scope 1 and 2 greenhouse gas (GHG) emissions 80% by 2030, 90% by 2040, and to net zero by 2050 from a 1990 baseline.3 Our Scope 1 and 2 target aligns to a well-below two degrees pathway consistent with the ambition requirements of the Paris Agreement and Science Based Targets initiative (SBTi).
•Reducing Scope 3 GHG emissions for the electricity and gas we sell to our customers (making up 80% of our Scope 3 emissions) by 20% by 2030 from a 2016 baseline.
•Reducing SF6 emissions from our operations 50% by 2030.

John Pettigrew, Chief Executive said, “We welcome this increased transparency with our shareholders and hope it will improve the understanding of our strategy and environmental commitments. Engagement with our key stakeholders has been a crucial part of defining our net zero commitments and ambition and it has helped us better understand their expectations to develop a path we believe is consistent with the Paris Agreement and consistent with TCFD.

Our aim is to be a leading utility globally in demonstrating the technical and commercial solutions that will help achieve net zero for the energy sector. We continue to work closely with the UK Government, administrations in Scotland and Wales, US partners, and peers and partners around the world to demonstrate these solutions as part of our work for COP264.”
1 Reduce Scope 1 and 2 greenhouse gas emissions 80% by 2030, 90% by 2040, and to net zero by 2050 from a 1990 baseline.
2 Reduce Scope 3 GHG emissions for the electricity and gas the Company sells to its customers (making up 80% of the Company’s Scope 3 emissions) by 20% by 2030 from a 2016 baseline.
3 Our interim 2030 target is science-based (80% by 2030 is the equivalent to 50% from a 2016 baseline).
4 The UK is hosting the 26th UN Climate Change Conference in November 2021 in Glasgow.

The Company will share its climate transition action plan ahead of its Annual General meeting (AGM) in July 2022. The reporting will be updated on an annual basis alongside our Annual Report and Responsible Business Report, with a resolution at each AGM for shareholders to receive, consider and approve the reporting. The first year the Company will report on its annual progress against the plan will be 2022.

We are also pleased to announce that the next live event, in our “Grid Guide To…” series will be held on 30th June, focusing on our role in the “Decarbonisation of Transport”. This series of events focuses in on specific topics, across all ESG themes, aiming to give a deeper understanding of the projects National Grid is working on, and how the company can make a real difference to the energy transition. Information on the “Grid Guide to…” series can be found https://www.nationalgrid.com/investors/events/grid-guide, and more details on this event will be provided in due course.

You can read more about our Responsible Business commitments in our Responsible Business Charter https://www.nationalgrid.com/responsibility.

CONTACTS

Investors:
Nick Ashworth	+44 (0) 20 7004 3166 (d)	+44 (0) 7814 355 590 (m)

Media:
Surinder Sian	+44 (0)7812 485 153 (m)

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s (the Company) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘aims’, ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control, predict or estimate precisely, such as the impact of COVID-19 on its operations, employees, counterparties, funding and legal and regulatory obligations, but also more widely in terms of changes in laws or regulations, including any arising as a result of the United Kingdom's exit from the European Union; announcements from and decisions by governmental bodies or regulators, including those relating to the RIIO-T2 price control, as well as increased political and economic uncertainty resulting from COVID-19; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non-network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supply; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies, including leadership and business capabilities, and any significant disputes arising with National Grid’s employees or the breach of laws or regulations by its employees; the failure to respond to market developments, including competition for onshore transmission, the threats and opportunities presented by emerging technology; the failure by the Company to respond to or meet its own commitments as a leader in relation to climate change development activities relating to energy transition, including the integration of distributed energy resources; and the need to grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 227 to 230 of National Grid’s most recent Annual Report and Accounts for the year ended 31 March 2020, as updated by National Grid’s unaudited half-year financial information for the six months ended 30 September 2020, published on 12 November 2020. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.